SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X207**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP applies to the American depositary shares of the Issuer, evidenced by American depositary receipts, which are quoted on The NASDAQ Stock Market under the symbol “UXIN.” Each American depositary share represents 30 Class A ordinary shares, par value US$0.0001 per share (each, a “Class A Ordinary Share”). No CUSIP has been assigned to the Class A Ordinary Shares.

CUSIP No. 91818X207	13G/A	Page 1 of 13

1	Names of Reporting Persons Jeneration Capital Master Fund
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,737,788 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,737,788 Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,737,788 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 0.6%
12	Type of Reporting Person CO

CUSIP No. 91818X207	13G/A	Page 2 of 13 Pages

1	Names of Reporting Persons Jeneration Capital GP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 42,336,300 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 42,336,300 Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,336,300 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 3.1%
12	Type of Reporting Person CO

CUSIP No. 91818X207	13G/A	Page 3 of 13

1	Names of Reporting Persons Jeneration Capital Partners L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 42,336,300 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 42,336,300 Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,336,300 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 3.1%
12	Type of Reporting Person PN

CUSIP No. 91818X207	13G/A	Page 4 of 13

1	Names of Reporting Persons JenCap UX
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 42,336,300 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 42,336,300 Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,336,300 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 3.1%
12	Type of Reporting Person CO

CUSIP No. 91818X207	13G/A	Page 5 of 13

1	Names of Reporting Persons JenCap UX II Plus LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization State of Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,872,900 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,872,900 Class A Ordinary Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,872,900 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 1.2%
12	Type of Reporting Person OO

CUSIP No. 91818X207	13G/A	Page 6 of 13

1	Names of Reporting Persons JenCap UX III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. 91818X207	13G/A	Page 7 of 13

1	Names of Reporting Persons Jeneration Capital Management
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,872,900 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,872,900 Class A Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,872,900 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 1.2%
12	Type of Reporting Person CO

CUSIP No. 91818X207	13G/A	Page 8 of 13

1	Names of Reporting Persons Jimmy Ching-Hsin Chang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 67,946,988 Class A Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 67,946,988 Class A Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,946,988 Class A Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row 9 4.97%
12	Type of Reporting Person IN

CUSIP No. 91818X207	13G/A	Page 9 of 13

Item 1(a).	Name of Issuer:

Uxin Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1&3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029,

People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement is filed by the entities and person listed below, who are collectively referred to herein as “Reporting Persons”, with respect to the Class A Ordinary Shares (as defined in Item 2(d) below):

1. Jeneration Capital Master Fund

2. Jeneration Capital GP

3. Jeneration Capital Partners L.P.

4. Jen Cap UX

5. JenCap UX II Plus LLC

6. JenCap UX III

7. Jeneration Capital Management

8. Jimmy Ching-Hsin Chang (“Mr. Chang”)

See Item 4 for the relationship among the Reporting Persons. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Class A Ordinary Shares or American depositary shares of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, except to the extent of its or his pecuniary interest therein.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The registered office of Jeneration Capital Master Fund, Jeneration Capital GP, Jeneration Capital Partners L.P., JenCap UX, JenCap UX III and Jeneration Capital Management is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

The registered office of JenCap UX II Plus LLC is 2711 Centerville Road, Suite 400, Wilmington, Delaware, New Castle County, USA.

The address of the principal business office of Mr. Chang is c/o Jeneration Capital Advisors (Hong Kong) Limited, 69/F, Two IFC, 8 Finance Street, Central, Hong Kong.

Item 2(c).	Citizenship or Place of Organization:

1. Jeneration Capital Master Fund: Cayman Islands

2. Jeneration Capital GP: Cayman Islands

3. Jeneration Capital Partners L.P.: Cayman Islands

4. Jen Cap UX: Cayman Islands

5. JenCap UX II Plus LLC: State of Delaware, United States

6. JenCap UX III: Cayman Islands

7. Jeneration Capital Management: Cayman Islands

8. Mr. Chang: United States

CUSIP No. 91818X207	13G/A	Page 10 of 13

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.0001 per share. Each American depositary share represents 30 Class A Ordinary Shares.

Item 2(e).	CUSIP Number:

91818X207 applies to the American depositary shares of the Issuer; no CUSIP number has been assigned for the Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Calculation of percentages is based on 1,367,745,575 Class A Ordinary Shares of the Issuer outstanding as of October 27, 2022, as disclosed in the registration statement on Form F-3 filed by the Issuer with the U.S. Securities and Exchange Commission on November 2, 2022.

As of December 31, 2022 and the date hereof, the beneficial ownership of Mr. Chang in the Issuer includes the following:

(i) 8,737,788 Class A Ordinary Shares held by Jeneration Capital Master Fund;

(ii) 42,336,300 Class A Ordinary Shares beneficially owned by Jeneration Capital Partners L.P., comprising 27,572,210 Class A Ordinary Shares directly held by JenCap UX and 14,764,090 Class A Ordinary Shares directly held by BOCOM International Supreme Investment Limited, a company incorporated in British Virgin Islands; and

(iii) 16,872,900 Class A Ordinary Shares beneficially owned by Jeneration Capital Management which include 16,872,900 Class A Ordinary Shares directly held by JenCap UX II Plus LLC.

The Reporting Persons are ultimately controlled by Mr. Chang, who may be deem the beneficial owner of all the Class A Ordinary Shares held by them.

Item 5. Ownership of 5 Percent or Less of a Class.

As of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4.

CUSIP No. 91818X207	13G/A	Page 11 of 13

Item 8. Identification and Classification of Members of the Group.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 91818X207	13G/A	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2023

Jeneration Capital Master Fund

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

Jeneration Capital GP

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

Jeneration Capital Partners L.P.
By: Jeneration Capital GP, its general partner

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

JenCap UX

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

JenCap UX II Plus LLC

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

JenCap UX III

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

Jeneration Capital Management

By:	/s/ Jimmy Ching-Hsin Chang
Name: Jimmy Ching-Hsin Chang
Title: Authorized signatory

/s/ Jimmy Ching-Hsin Chang
Jimmy Ching-Hsin Chang

[Signature Page to 13G/A Joint Filing Agreement]

CUSIP No. 91818X207	13G/A	Page 13 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement